AFL-CIO ITC FINANCIAL, LLC

FINANCIAL STATEMENT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2021

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

AFL-CIO ITC FINANCIAL, LLC
FINANCIAL STATEMENT AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
FOR THE YEAR ENDED DECEMBER 31, 2021

<u>CONTENTS</u>

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69589

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **AFL-CIO ITC Financial, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Connecticut Avenue NW, Suite 320
(No. and Street)

Washington	**DC**	**20006**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Little	202-499-5526	wlittle@itcfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith&Brown, PC
(Name – if individual, state last, first, middle name)

4000 Jefferson Road, #400	**Whippany**	**NJ**	**07981**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**100**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Little, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AFL-CIO ITC Financial, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

President

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/_2022_

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
AFL-CIO ITC Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AFL-CIO ITC Financial, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

New York, New York
February 24, 2022

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

AFL-CIO ITC FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

Assets

Cash	$	2,224,528
Accounts receivable		205,459
Prepaid expenses and other assets		90,871
Furniture and equipment, net		3,828
Total assets	$	2,524,686

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	224,645
Total liabilities		224,645
Member's equity		2,300,041
Total liabilities and member's equity	$	2,524,686

The accompanying notes are an integral part of this financial statement.

AFL-CIO ITC FINANCIAL, LLC

NOTES TO THE FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 1 - <u>**NATURE OF OPERATIONS**</u>

<u>**Organization:**</u>
AFL-CIO ITC Financial, LLC (the "Company") is incorporated under the laws of Delaware and is wholly owned by Solidarity Investments, LLC, a holding company, incorporated under the laws of Delaware. Solidarity Investments, LLC, in turn, is wholly owned by AFL-CIO Investment Trust Corporation. The Company was formed to engage in the sale of private placements and mutual funds. These securities are offered to qualified pension plans with union beneficiaries. The Company's registration as a broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority was approved effective June 23, 2016.

NOTE 2 - <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>**Basis of Presentation:**</u>

The financial statement of the Company is presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America ("GAAP").

<u>**Use of Estimates:**</u>
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>**Revenues from Contracts with Customers:**</u>

Under Accounting Standards Codification ("ASC") Topic 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service.

Recognition
The Company determines revenue recognition through the following five steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

AFL-CIO ITC FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 2
(continued) -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues from Contracts with Customers (continued):

The Company's performance obligations are satisfied over a period of time, during which the Company determines that the customer obtains control over the promised service at an amount that reflects the consideration expected to be received in exchange for such services under the terms of the contract, which may at times involve significant judgment.

On April 1, 2017, the Company entered into a contract with PNC Bank, National Association ("PNC"), as trustee for the AFL-CIO Building Investment Trust (the "BIT"), to assist in marketing of units in the BIT to potential participants. Under the terms of the Marketing Agreement ("Agreement"), the Company is entitled to receive a fee for its services based on the applicable net asset value ("NAV") of the BIT. The Company's performance obligation under this contract is the provision of marketing services that are considered a single performance obligation provided ratably over the period. All fees earned under the Agreement are variable amounts and are recognized to the extent it is probable that a significant revenue reversal will not occur. Service revenue payments are paid monthly in arrears.

The Company's fee is based on the NAV as of the last day of each quarterly valuation date as multiplied by the applicable quarterly fee rate as described below. The Company's fee is payable in monthly installments. Under the Agreement, PNC paid the corporation an annual fee equal to .068% up to the first three billion dollars of the BIT's NAV and .060% over three billion dollars. The fee was calculated quarterly and payable monthly in arrears. Effective July 1, 2017, the Agreement was amended to lower the aggregate annual fee to .048% up to the first three billion dollars of the BIT's NAV and .040% over three billion dollars. The Agreement expires April 2022 unless renewed by mutual agreement of the parties.

On January 2, 2020, the Company entered into an agreement with the Bank of New York Mellon ("BNY Mellon") to refer investors to the collective investment fund where BNY Mellon acts as a trustee. For its efforts, the Company was entitled to receive $100,000 payable over several installments through the June 30, 2021 termination date of this agreement.

The agreement contained a single performance obligation which was provided ratably over the 18-month contract period. Revenue was recognized ratably over the same 18-month period for providing these services. BNY Mellon paid the Company $50,000 upon execution of the agreement; an additional $25,000 was paid 270 days following the effective date of the agreement and the final $25,000 was paid at the term of the agreement.

Disaggregation of Revenue
During the year ended December 31, 2021, the Company earned $2,272,839 under its contract with PNC Bank and $33,332 from its contract with BNY Mellon.

NOTE 2
(continued) -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues from Contracts with Customers (continued):

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2021 the receivables balance was $260,643 which excluded $2,000 receivable from a vendor. At December 31, 2021, there were accounts receivable from customers of $205,459 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2021, the Company had no contract assets and $8,333 in contract liabilities. During 2021, the $8,333 in contract liabilities was released as the related income was recognized. As of December 31, 2021, the Company had no contract assets or liabilities.

Fixed Assets:

Fixed assets are included on the statement of financial condition at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease life or the estimated useful life. Maintenance and repairs are charged to expense as incurred.

Income Taxes:

The Company is a single-member limited liability company and is treated as a disregarded entity for tax purposes, and accordingly, no provision has been made in the accompanying financial statement for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the parent's income tax returns. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all periods subsequent to 2018.

**NOTE 2
(continued) -**

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allowance for Credit Losses:

Effective January 1, 2020, the Company adopted ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments including due from broker and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with due from broker and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

As of December 31, 2021, there was no allowance for credit losses. For the year ended December 31, 2021, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected on the statement of operations.

Leases:

The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board ("FASB") ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the Company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. As of December 31, 2021, there were no contracts that met the criteria to be recognized as a lease under the adopted guidance.

In December 2020, the Company signed an agreement for the rental of supplemental corporate office space. The agreement has a re-location clause and is thus exempt from the lease capitalization requirements under FASB ASC 842. As of December 31, 2021, the future payments associated with this agreement through the May 31, 2022 expiration totaled $8,670.

NOTE 3 -   <u>**CONCENTRATIONS**</u>

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2021. In 2021, 98.6% of the Company's revenue stream consisted of fees earned from one customer.

NOTE 4 -   <u>**COMMITMENTS AND CONTINGENCIES**</u>

From time to time, the Company may be involved in litigation relating to claims or regulatory examinations arising out of its operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations. There are no proceedings in which any of the Company's management, board members or affiliates are an adverse party or have a material interest adverse to the Company's interest.

Management is continuing to evaluate the impact of the 2019 novel coronavirus pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position and results of its operations, the specific impact is not readily determinable as of the date of the financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 5 -   <u>**RELATED PARTY TRANSACTIONS**</u>

Effective June 23, 2016, the Company entered into an expense sharing agreement with an affiliate of the Company (the "Expense Sharing Agreement").

The Expense Sharing Agreement stipulates that the affiliate will provide to the Company payroll and employee benefit administrative services for the Company's associated persons and office and administrative services (including occupancy) for the Company to operate its business. The total expense amount incurred under the Expense Sharing Agreement was $987,420 for the year ended December 31, 2021. The activities of the Company include significant expense transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

NOTE 6 -   <u>**NET CAPITAL REQUIREMENT**</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and also requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2021, the Company had net capital of $1,999,883, which exceeded its requirement of $14,976 by $1,984,907. The ratio of aggregate indebtedness to regulatory net capital was 0.11 to 1.

AFL-CIO ITC FINANCIAL, LLC

NOTES TO THE FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 7 -   <u>COMPLIANCE WITH RULE 15c3-3</u>

The Company's business activities are limited exclusively to (1) effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and accordingly the Company has no obligation under Securities and Exchange Commission Rule 15c3-3.

NOTE 8 -   <u>SUBSEQUENT EVENTS</u>

In preparing the financial statement, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2022, the date the financial statement was available to be issued.